

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 24, 2017

Mr. Chin Kha Foo
Chief Executive and Chief Financial Officer
A&C United Agriculture Developing Inc.
Oak Brook Pointe
Suite 500
Oak Brook, IL 60523

Re: A&C United Agriculture Developing Inc.
Form 10-K for the Year Ended September 30, 2016
Filed February 7, 2017
File No. 333-179082

Dear Mr. Foo:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure